Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

August 12, 2020

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
Post-Effective Amendment No. 183 to the Trust’s Registration Statement on Form N-1A
CornerCap Fundametrics Large-Cap ETF (the “Fund”)
Dear Ms. Bentzinger:
This correspondence is in response to comments you provided on July 20, 2020 to the Trust on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") with respect to the Fund and the Trust’s Post-Effective Amendment No. 183 to its registration statement on Form N‑1A, which was filed via EDGAR on June 5, 2020. For your convenience, your comments have been reproduced with responses following each comment.
General
Comment 1. Please provide the Fund’s ticker symbol in an EDGAR submission in accordance with Rule 313(b)(1) of Regulation S-T.
Response: The Trust will provide the ticker symbol in a post-effective amendment to be filed via EDGAR.
Prospectus
Comment 2. The narrative preceding the annual fund operating expenses table states “The fees are expressed as a percentage of the Fund's average daily net assets.” Please remove this sentence because it is not necessary disclosure and is reflected in the table.
Response: The Trust has removed the sentence.
Comment 3 - Revise the narrative preceding the expense example to clarify that expenses are the same whether investors hold or sell shares since there are no charges or fees upon a sale.
Response: The Trust has clarified the sentence as requested.
Comment 4. The third sentence of the first paragraph of the Principal Investment Strategies includes the following disclosure - "...that the Adviser believes are attractively valued relative to the market." Please confirm whether this clause is part of the definition of large-cap securities.
Response: The Trust has removed the referenced language and clarified the definition of large-cap securities.
Comment 5. The second paragraph of the Principal Investment Strategies states "... putting companies into custom peer groups, which is important when researching factor efficacy." Please restate this sentence to be clear, concise and understandable as required by Rule 421(d) under the Securities Act of 1933.
Response: The Trust has modified this sentence to be clear and concise.
Comment 6. Please consider rewording the sentence in the third paragraph of the Principal Investment Strategies that begins, "Potential buy stocks..." Please update this sentence to clarify how the Adviser makes the buy and sell decisions.
Response: The Trust has updated this language as requested.

Comment 7. With respect to the statement, "Adviser's propriety models" in the fourth paragraph of the Principal Investment Strategies, please explain whether the proprietary models and the three key criteria that are listed are different from the Fundametrics model. Please also explain how this analysis (of 500 issuers where these three criteria are applied) ties into the metric of applying the Alpha Composite or Financial Warnings Overlay to the custom peer groups that have been identified using 120 fundamentals factors. Please clarify in Item 4 and, in addition, provide additional detail in Item 9.
Response: The Trust has (i) revised the disclosure to clarify that the Alpha Composite and the Financial Warnings Overlay are components of Fundametrics, the Adviser's proprietary model, and (ii) added additional information to Item 9 with respect to the Fundametrics Alpha Composite and Fundametrics Financial Warnings Overlay.
Comment 8. The fifth paragraph of the Principal Investment Strategies states the Fund will sell securities when the Adviser determines it is advantageous to do so, however, the third paragraph of this section states the Fund will sell securities based on Alpha Composite scores and/or Financial Warnings Overlay flags. Please reconcile these aforementioned paragraphs.
Response: The Trust has removed the fifth paragraph.
Comment 9. Under the third sub-risk (Shares May Trade at Prices Other than NAV) under ETF Risks in the Principal Risks, please clarify that that investors may pay significantly more or receive significantly less of the underlying value of ETF shares.
Response: The Trust responds that while the risk disclosure already states that premiums and discounts may be significant, disclosure has been added as requested.
Comment 10. Under the fourth sub-risk (Trading) under ETF Risks in the Principal Risks, please clarify that an adverse effect on liquidity of the shares could lead to differences between the market price of the ETF shares and the underlying value of those shares.
Response: The Trust has clarified the disclosure as requested.
Comment 11. Please supplementally identify the broad based securities index the Fund will utilize for purposes of the required Form N-1A/shareholder report performance comparison.
Response: The Trust supplementally confirms that the Fund will utilize the Russell 1000 Value index.
Comment 12. Purchase and Sales of Fund Shares sections references “Index” with a capital I. Please clarify as earlier disclosure indicated this is an actively managed non-index ETF.
Response: The Trust has removed the term "Index" and confirms that this is an actively managed non-index ETF.
Statement of Additional Information
Comment 13. Fundamental policy no. (8) of the Fundamental Investment Policies states, “The fund will consider the portfolio of underlying investment companies...” If this strategy is a principal investment strategy, please disclose in the Prospectus that the Fund intends to invest in the securities of other investments companies and that the Fund will also consider the investments of those underlying companies in determining compliance with Rule 35d-1.
Response: The Trust responds that the Fund will not invest in other investment companies as a principal investment strategy.
Comment 14: In the paragraph relating to borrowing under, "Additional Information about Fundamental Investment Policies" the last two sentences discuss leverage not considered borrowings. Please make clear that while these practices and investments may not be borrowings, they could still be senior securities unless they are covered in accordance with applicable SEC and Staff guidance; alternatively, delete the language.
Response: The Trust has deleted this language from the Statement of Additional Information.
Comment 15: In the paragraph relating to senior securities under "Additional Information about Fundamental Investment Policies" the language states “A fund also may issue preferred shares in accordance with the 1940 Act.” An open-end fund cannot issue preferred shares. Please delete the statement.
Response: The Trust has deleted this language from the Statement of Additional Information.

Part C
Comment 16. In keeping with best practices under Section 6(a) of the Securities Act of 1933, please identify the principal accounting officer.
Response: The Trust has updated the Part C to include the name and title of the principal accounting officer.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios

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